[	Arotech Corporation 1229 Oak Valley Drive Ann Arbor, Michigan 48108 Tel: (800) 281-0356 Fax: (734) 761-5368 http://www.arotech.com Nasdaq National Market: ARTX

September 27, 2010

VIA EDGAR AND FACSIMILE
1-703-813-6985

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Mail Stop 3030
Washington, D.C. 20549

RE:           Arotech Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the fiscal quarter ended March 31, 2010
and June 30, 2010
File No. 000-23336

Dear Mr. Cascio:

This letter sets forth the responses of Arotech Corporation (“we” or the “Company”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Staff”) dated September 16, 2010 and addressed to Thomas J. Paup, with respect to the above-referenced filings.  For the convenience of the Staff, in each of our numbered responses below we have restated the full text of each of the Staff’s comments (in bold italics) immediately before the text of our related response, which appears in regular roman typeface.

RESPONSES TO COMMENT LETTER

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Policies – Goodwill, page 35

Please expand this disclosure in future filings to address the reporting unit concept, including how you identified reporting units and how you allocated goodwill to those reporting units.

We acknowledge the Staff’s comment and we confirm that future disclosures of reporting units along with the methods of allocating goodwill will be included in the Company’s filings.  Currently our reporting units are also our reportable segments and the associated goodwill was determined when the specific businesses in the reportable segments were purchased.

1.
We reference the disclosure on page 35 that the cumulative book value of your reporting units exceeded your market value as of the impairment review but you determined that the fair value of the respective reporting units exceeded their respective carrying values and, therefore, there were no impairment charges related to goodwill.  In future filings, for any reporting unit that is at risk of failing step one of the impairment test (e.g. it has a fair value that is not substantially in excess of the carrying value), please include the following disclosures:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of methods and key assumptions used and how the key assumptions were determined;

•
Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the evaluation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We acknowledge the Staff’s comment and we confirm that future disclosures for any reporting unit that is at risk of failing step one of the impairment test will, if appropriate, include the disclosures noted in the bullet points above.  None of the reporting units was at risk of failing step one of the late 2009 impairment test and the fair value of the reporting units exceeded the carrying values by at least 34%.

Results of Operations – Fiscal Year 2009 compared to Fiscal Year 2008, page 42

2.
We see that you recognize revenue from the sale of products, long-term contracts, and maintenance and support arrangements.  To enhance a reader’s understanding the nature of your revenues, please revise future filings to quantify the amount of revenue recognized by type of arrangement.

We acknowledge the Staff’s comment and we confirm that future disclosures will quantify the amount of revenue recognized by type of arrangement on a percentage basis for the consolidated Company.

Liquidity and Capital Resources, page 45

3.
We reference your statement that the increase in cash provided by operating activities from 2008 to 2009 was the result of changes in working capital.  In that regard, we note that accounts receivable and accounts payable significantly decreased from December 31, 2008 to December 31, 2009.  Future filings should include a discussion of the underlying reasons for and the impact of significant changes in financial condition, including changes in working capital.  Refer to Item 303 of Regulation S-K.

We acknowledge the Staff’s comment and we confirm that future disclosures will include a discussion of the underlying reasons for and the impact of significant changes in financial condition, including changes in working capital.

Item 9A. Controls and Procedures, page 47

4.
We note your disclosure regarding your officers’ conclusions about the effectiveness of the Company’s disclosure controls and procedures.  While you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do, all of the language that appears following the word “effective” in you conclusion must be consistent with and not modify the language that appears in the definition of “disclosure controls and procedures” set forth in Rule 13a-15(e) of the Exchange Act.  Alternatively, you may remove that definition.  Please revise in future filings.

We acknowledge the Staff’s comment and we confirm that we will remove that definition in future filings.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

5.
We note from page 44 that the line item “allowance for settlements” represents the deemed loss on contract-related litigation with NAVAIR and the write down of a receivable.  Please tell us why these amounts are not presented within operating profit (loss) since they appear to be related to your operating activities.

We acknowledge the Staff’s comment and the Company advises the Staff that it does not believe that either charge is related to its normal operating activities.

The NAVAIR matter relates to a sales contract between NAVAIR and our AoA subsidiary which NAVAIR cancelled prior to our acquisition of AoA in 2004.  NAVAIR claims that AoA is liable for re-procurement costs it incurred in finding a replacement vendor. In our purchase accounting for AoA, we did not deem it likely that AoA would incur any obligation in this matter and therefore did not establish any reserves for this contingency.  However, as the litigation case developed in 2009, it became more likely that AoA would be required to reimburse some of NAVAIR’s re-procurement costs and, based on the change in the facts and circumstances surrounding this loss contingency, the Company recorded a charge of $750,000 in 2009.  Because any revenues or costs related to this contract that may have been recognized by AoA where so recognized prior to the Company’s acquisition of AoA and because this charge is the result of a litigation that does not involve non-delivery, warranty, product liability, fitness or any other matter that would normally be associated with the sale of our products, the Company continues to believe that classification of the $750,000 charge as a non-operating expense is appropriate.

The $500,000 charge related to our note receivable with DEI is an investing activity related matter; it is not related to any of our operations. The original loan to DEI in 2008 was made to provide financing to DEI to help support its continuing operations while the Company negotiated a possible acquisition of DEI.  Since then, the negotiations have not materialized into an acquisition and the value of the Company’s investment in DEI (via the note) became impaired as evidenced by DEI’s failure to pay off the note upon its maturity in December 2009.  Because the charge is related to a specific investment in an unaffiliated company, the Company continues to believe that the classification of the $500,000 charge as a non-operating expense is appropriate.

Note 1. General, page F-9

c. Acquisition of AoA, page F-9

6.
We see that you recorded a gain of $1.4 million during 2008 related to the settlement of a contingent earn-out obligation in connection with the acquisition of AoA.  Please tell us the accounting basis for recognizing the “adjustment” as a gain rather than as a reduction in the cost of an acquired entity.  Please refer to paragraph 27 of SFAS 141.

We acknowledge the Staff’s comment and provide the following explanation.  The purchase price for the Company’s acquisition of AoA was $19.0 million (paid in cash at closing), plus potential earn-out amounts of up to $3.0 million if AoA was awarded certain material contracts.  The Company, at closing, placed $3.0 million in an escrow account in the seller’s name.  Because some or the entire escrow amount was refundable to the Company if all of the earn-out never became due, it was recorded by the Company as an asset and not included in the original purchase price allocation for AoA.  That original purchase price allocation resulted in significant goodwill and intangible assets – all of which were written off due to impairments in 2005 and 2007.  In 2006, the Company reduced the escrow amount by $1,520,000 as a result of a putative claim against such escrow in respect of the earn out obligation.  At that time, the Company reflected the decrease of the escrow account as additional purchase price and goodwill, which was then written off in the impairment charge in 2007.  In 2008, arbitration of the matter resulted in the Company being awarded not only the remaining balance of the escrow account but also the amounts previously claimed from the escrow account by the seller plus legal fees.

Upon receipt of this $3.1 million of cash, the Company eliminated it’s approximately $1.6 million escrow-related asset. The bulk of the remainder represented a refund of cash that had previously been a) reflected by the Company as purchase price paid for the acquisition, b) included in goodwill and c) written off in a goodwill impairment charge.  While this remainder is more appropriately characterized as an adjustment of the purchase price (as opposed to an adjustment of the purchase price allocation which would have had to be finalized within one year of the acquisition) and therefore as a decrease to goodwill, goodwill had already been reduced to zero via impairment charges.  As such, the Company reflected the remainder of the cash proceeds as a gain, effectively reducing the previously-recorded goodwill impairment charges.  In 2008, when the settlement was reached, none of AoA’s assets or liabilities could have been adjusted by this late decrease in the ultimate purchase price paid for the acquisition.

i.  Revenue Recognition, page F-15

7.
Regarding your revenue recognition policy for revenues from products and simulators, please revise future filings to disclose when the criteria listed are usually met.  That is, disclose if revenue is recognized at shipment or customer acceptance and discuss the nature of any obligations that may preclude you from recognizing revenue.

We acknowledge the Staff's comment and we confirm that we will disclose in future filings when the criteria listed are usually met.  Typically this varies by subsidiary. For example, in the Armor segment, we recognize revenue upon customer acceptance which occurs at our plant; whereas in the Simulation and Battery segments, we recognize revenue upon shipment or customer acceptance depending on the contractual terms.

j.  Right of return, page F-16

8.	Please clarify in your response and in future filings if you also defer the cost of revenues when a right of return exists.

We acknowledge the Staff's comment and we confirm that we will disclose in future filings that we defer cost of revenues when a right of return exists if such rights are applicable to a material amount of revenue.  We note that contracts with a right of return represents less than one percent of our contracts historically and, as such, we will delete this disclosure in future filings unless material rights of return exists.

q.  Fair value of financial instruments, page F-18

9.
Please tell us where you have provided the disclosure required by FASB 820-10-50-1 and 2 for fair value measurements on a recurring basis.  In this regard, we see that you have derivative liabilities that are recorded at fair value and remeasured at each reporting date.

We acknowledge the Staff’s comment and note that we erroneously failed to include some of the disclosure required by FASB 820-10-50-1 and 2 – namely that the fair value measurement of our derivative liabilities are primarily based on Level 2 inputs.  Because the disclosures we did make includes the fair values of these derivative liabilities at the appropriate dates and a description of the inputs used to measure fair value, we do not believe the omission of the disclosure that they were Level 2 measurements is significant. Nonetheless, we will include that disclosure in future filings.

Note 8. Goodwill and Other Intangible Assets, page F-23

10.	Please clarify in future filings if the business segments disclosed in this footnote also represent your reporting units for goodwill purposes under FASB ASC 350-20-35-33 through 38.

We acknowledge the Staff’s comment and we confirm that we will disclose that the business segments disclosed in this footnote also represent our reporting units for goodwill purposes under FASB ASC 350-20-35-33 through 38.

Note 12. Convertible Debt, Detachable Warrants and Other Long-Term Debt, page F-28

11.
Regarding the reclassification of the warrants, conversion options and puts as derivative liabilities during fiscal year 2009, please explain to us how you analyzed the terms of the features under FASB ASC 815-40-15 in determining the appropriate classification.  In your response, please discuss the terms of the warrants and the conversion and put options that required reclassification from equity to liability.  Future filings should also include a more detailed discussion of the specific terms and accounting for the warrants and other debt features classified as liabilities.

We acknowledge the Staff's comment and the Company advises the Staff that EITF 07-05 was effective for the Company on 1/1/09 and impacted the accounting for this instrument as of that date.  Under EITF 07-05, the conversion option and the warrants would fail Step 2, Part B of the statement as the exercise price of both the convertible debt and the warrants can be reset if equity is subsequently issued by the Company at a lower price.  Because this instrument fails this test, the convertible debt and warrants will not be considered indexed to Arotech’s own stock, therefore not in the scope of EITF 00-19 and consequently, not eligible for equity classification.  Both the conversion option and the warrants were re-classed out of equity and into a derivative liability as of 1/1/09 and are revalued each quarter.

The Company also believes that our adoption of the codification did not impact our treatment of this debt instrument and we confirm that in future filings we will include a more detailed discussion of the specific terms and accounting for the warrants and other debt features classified as liabilities.

Note 16. Segment Information, page F-40

12.	Please revise future filings to disclose the nature of the column “all others.” Please clarify if this is a reportable operating segment or if it represents corporate headquar-

ters that is not deemed to be an operating segment.  Refer to the disclosure requirements of FASB ASC 280-10-30 and 31.

We acknowledge the Staff's comment and the Company advises the Staff that this column represents the corporate expenses that are not directly associated with operations.  We will clarify this in future filings and identify this column as “Corporate Expenses.”  We will continue to supply this information so that the reported activity in the table will equal our consolidated financials.

Form 10-Q for the fiscal quarter ended March 31, 2010 and June 30, 2010

Exhibit 31.1 and 31.2

13.
We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of Regulation S-K that refers to internal control over financial reporting.  Please file an amendment to the Forms 10-Q that provides currently dated and signed certifications in the form set forth in Item 601 to Regulation S-K.

We acknowledge the Staff’s comment and we confirm that we are today filing amended quarterly reports with currently dated and signed certifications for the periods ended March 31, 2010 and June 30, 2010, and we further confirm that we will include the omitted language in future filings.

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you for the opportunity to respond to your comments. If you need any additional information after reviewing the above, you can contact me at 734-761-5836. You may also contact our general counsel, Yaakov Har-Oz, who can be reached at 011-972-54-646-4808.

                                           Sincerely,

                                           Thomas J. Paup
                                           Vice President – Finance and Chief Financial Officer
cc:	Kristin Lochhead (by fax – 703-813-6985)
Robert S. Ehrlich
Yaakov Har-Oz, Esq.